Exhibit 21.1

WCI COMMUNITIES, INC.

LIST OF SUBSIDIARIES

Name	Jurisdiction of Incorporation or Organization

WCI Communities, LLC	Delaware

WCI Communities Management, LLC	Delaware

WCI Towers Northeast USA, Inc.	Delaware

Watermark Realty, Inc. (d/b/a Berkshire Hathaway HomeServices Florida Realty; d/b/a BHHS Florida Realty; and d/b/a Florida Title & Guarantee Agency)(1)	Delaware

Pelican Landing Golf Resort Ventures, Inc.	Delaware

Pelican Landing Golf Resort Ventures Limited Partnership	Delaware

Pelican Landing Timeshare Ventures Limited Partnership	Delaware

Spectrum Eastport, LLC	Delaware

WCI Communities Rivington, LLC	Delaware

Eastport Home & Land Company LLC	Delaware

Watermark Realty Referral, Inc.	Florida

WCI Realty, Inc.	Florida

(1)	On August 1, 2014, Watermark Realty, Inc. changed its d/b/a from Florida Title & Guarantee to Florida Title & Guarantee Agency. Prior to October 1, 2013, Watermark Realty, Inc. used d/b/a Prudential Florida Realty.